Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 10 DATED OCTOBER 28, 2021

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our distributions; and
●	Update our plan of operation.

Distributions

On August 31, 2021, our Manager authorized a daily cash distribution of $0.0017621918 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on October 1, 2021 and ending on October 31, 2021 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about November 15, 2021.

This distribution equates to approximately 6.0% on an annualized basis assuming a $10.72 per share net asset value, calculated for the period beginning October 1, 2021 and ending October 31, 2021. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein

Plan of Operation

Roosevelt Commons – Vancouver, Washington

As previously disclosed, on September 20, 2021, we acquired a $3,350,000 joint-venture limited partnership equity investment related to the acquisition of a 36-unit, Class A- apartment community in Vancouver, Washington.

As a result of higher loan proceeds received in connection with the closing of this acquisition, our equity investment was greater than required for the closing in an amount of $140,888. This greater amount was subsequently refunded to us. As of October 28, 2021, our equity investment equals $3,209,112.

Minnehaha Meadows – Vancouver, Washington

As previously disclosed, on September 20, 2021, we acquired a $3,650,000 joint-venture limited partnership equity investment related to the acquisition of a 49-unit, Class A- apartment community in Vancouver, Washington.

As a result of higher loan proceeds received in connection with the closing of this acquisition, our equity investment was greater than required for the closing in an amount of $294,982. This greater amount was subsequently refunded to us. As of October 28, 2021, our equity investment equals $3,355,018.